SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Ogilvy & Mather Profit Sharing Retirement

and 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

6 Ely Place

Dublin 2, Ireland

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(k) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(ii)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’s, P.C.

Valhalla, New York

June 27, 2011

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Investments, at fair value	$155,884,707	$139,247,343

Receivables:
Employee contributions	388,280	342,958
Notes receivable from participants	2,570,905	2,256,032

Total receivables	2,959,185	2,598,990

Total assets	158,843,892	141,846,333

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	158,843,892	141,846,333

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,654,335)	(1,236,552)

NET ASSETS AVAILABLE FOR BENEFITS	$157,189,557	$140,609,781

See accompanying notes to financial statements.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:

CONTRIBUTIONS-

Employee contributions	$12,012,663
Rollover contributions	791,308

Total Contributions	12,803,971

INVESTMENT INCOME-

Net appreciation in fair value of investments	13,953,893
Interest and dividend income	3,588,436
Notes receivable repayment interest	124,171

Total Investment Income	17,666,500

Total Additions	30,470,471

DEDUCTIONS:

Benefits paid to participants	13,890,695

Total Deductions	13,890,695

INCREASE IN NET ASSETS	16,579,776

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	140,609,781

End of year	$157,189,557

See accompanying notes to financial statements.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	PLAN DESCRIPTION

The following description of the Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan (the “Plan”), as amended and restated effective September 1, 2005, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan sponsored by The Ogilvy Group, Inc. (the “Company”), a wholly-owned subsidiary of WPP plc. The Plan covers all full-time employees of The Ogilvy Group, Inc., A. Eicoff and Company, Inc. Marketing Intelligence Services, Inc., Soho Square, Inc., Shire Health International Inc. and 141Worldwide LLC (collectively the “Companies”).

Effective December 31, 2010, the Ogilvy Public Relations Worldwide 401(k) Plan (“OPR 401(k) Plan”) merged into the Plan. All participant account balances in the OPR 401(k) Plan were transferred to the Plan on the first business day of January 2011.

Mercer HR Services is the recordkeeper and Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility - All employees are eligible to participate in the Plan, except employees who are: (a) covered by collective bargaining agreements, unless otherwise stipulated in such collective bargaining agreements, and (b) leased employees. Employees who are determined to be temporary, part-time or contingent employees are eligible to participate on the first day of the month coinciding with, or next following, the completion of one year of service, as defined. All other employees are eligible to participate on the first day of the month coinciding with, or next, following the one-month anniversary of the employee’s employment commencement date, as defined.

Contributions - All employer contributions to the Plan are made at the discretion of the management of the Companies. There were no employer contributions for 2010. Participants may elect to make 401(k) contributions in an amount from 1% to 50% of their eligible compensation in any calendar year. These contributions constitute salary reductions and are subject to tax deferral under the Internal Revenue Code (“IRC”). In addition, effective January 1, 2006, participants may make Roth elective deferrals to their account. Participants direct the investment of their contributions into various investment options offered by the Plan. A separate account is maintained by the Trustee for each participant to record the participant’s contribution, the employer contributions, and employee rollovers.

Effective September 1, 2005, eligible employees shall be automatically enrolled in the Plan at a deferral rate of 3% of their eligible compensation, unless the employee elects prior to his or her date of Plan participation either not to defer compensation or to defer a larger or smaller percentage of compensation. Such election shall be made in writing or via telephone or internet access to the Company’s Benefits Department.

The maximum 401(k) contribution as established by the Internal Revenue Service (“IRS”) for the year ended December 31, 2010 was $16,500. In addition, participants who have attained the age of 50 before the close of the Plan year, may make catch-up contributions in accordance with the IRC. The maximum amount of catch-up contributions for the year ended December 31, 2010 was $5,500.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	PLAN DESCRIPTION – (continued)

Vesting - All participants are fully vested in their accounts at all times. Elective employee 401(k) contributions and earnings thereon are always fully vested. Participants are fully vested in their Roth elective deferrals.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the allocation of company discretionary contributions and plan earnings, and charged with withdrawals and an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances as defined.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Company’s contributions, if any, are allocated to each participant provided the participant is employed by one of the Companies at the end of the plan year.

Investments - Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan offers a number of mutual funds, a family of target retirement funds, a common collective trust fund and the WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

Payment of Benefits - Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, or death, as stipulated in the Plan agreement. Such benefit shall be made in a lump-sum payment, subject to certain restrictions as defined in the Plan. All distributions under the Plan are made in cash, except to the extent that the participant has an investment in the WPP Stock Fund and elects to have such portion of the participant’s account distributed in WPP plc ADSs held in the WPP Stock Fund. The plan was amended in 2004 to allow for in-service age 59 1/2 and in-service rollover withdrawals.

Plan Administration - The Plan is administered by the Retirement Plan Committee, which was established by the Board of Directors of the Company to serve in such capacity.

Notes Receivable From Participants - The Retirement Plan Committee may permit an eligible employee, as defined, to withdraw all or a portion of a participant’s account balance upon the next valuation date upon hardship subject to certain provisions in the Plan. Hardships are defined by the Plan agreement as certain medical expenses, purchase of a primary residence, payment of certain tuition and education fees, and to prevent eviction from their primary residence. Effective January 1, 2006, hardships include certain payments for burial and funeral expenses and damages to a principal residence as defined by the IRC. A participant receiving a hardship withdrawal may not make employee contributions to any plans maintained by the Company or any affiliate for a period of six months.

All eligible employees can request a loan. Only two personal loans and one residential loan can be outstanding at any time. The minimum loan is $1,000 and may not exceed 50% of the eligible employee’s vested account balance. Loan repayment and interest rates are determined at the discretion of the Retirement Plan Committee, generally five and fifteen years for personal and residential loans, respectively. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratable through payroll deductions.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	PLAN DESCRIPTION – (continued)

Notes Receivable from Participants- (continued)

Upon terminating a participant can: (a) pay-off the entire outstanding loan balance, (b) transfer the loan to a successor employer qualified retirement plan as part of an eligible rollover distribution, or (c) elect to continue repayment in a form or manner determined by the Retirement Plan Committee, subject to the provisions of the Plan. An eligible employee who takes an approved unpaid leave of absence, as defined in the Plan, may discontinue payments on the loan for a period of absence up to 12 months. Upon return to employment, the eligible employee must repay the missed payments within the original loan term. At December 31, 2010, interest rates ranged from 4.25% to 9.25%, for outstanding loans.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Recent Accounting Pronouncements - In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The adoption did not have a material impact on the Plan’s financial condition or results of operations and applicable disclosures are included in these financial statements.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Recent Accounting Pronouncements (continued) - In September 2010, the FASB issued Accounting Standards Update 2010-25, Plan Accounting – Defined Contribution Pension Plan (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be classified as notes receivable from participants and measured at their unpaid principal balances plus any accrued but unpaid interest. Previously, loans were measured at fair value and classified as investments. Participant loans have been reclassified to “Notes receivable from participants” as of December 31, 2010 and December 31, 2009. Interest income related to participant loans has been presented as “Notes receivable repayment interest”.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts - The investment in the Putnam Stable Value Fund (“Fund”) includes fully benefit-responsive investments stated at fair value. Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates for the Fund were 4.02% and 4.15%, respectively, for 2010 and 2.95% and 3.83%, respectively, for 2009. The crediting interest rate is based on a formula agreed upon with the issuer. Certain events limit the ability of the Plan to transact at contract value with the issuer. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan, as provided for in the Plan document, to the extent not paid by the Company. Brokerage fees are included in the cost of investments when purchased and deducted from the proceeds when investments are sold.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Subsequent Events - The Plan’s management evaluated subsequent events through June 27, 2011, the date the financial statements were available to be issued. As described in Note 1 to the financial statements, the OPR 401(k) Plan assets were transferred into the Plan on January 3, 2011 pursuant to the merger of the two plans effective December 31, 2010. The transferred net assets have been recognized in the accounts of the Plan at their balances as previously carried in the accounts of the OPR 401(k) Plan. A summary of the transferred net assets follows:

Investments, at fair value:	$30,614,459
Receivables:
Employer contributions	776,765

$31,391,224

No additional events or disclosures are required.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

3.	FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Level 1 Fair Value Measurements

The fair value of the WPP Stock Fund and mutual funds is based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements

The Putnam Stable Value Fund (“Putnam Trust”) is a common collective trust that invests primarily in traditional, security-backed, and synthetic guaranteed investment contracts. The investment objective of the Putnam Trust is to provide a fixed income yield with minimal market-related risk. The Putnam Trust is valued at fair market value based on the fair value of the underlying assets and includes an adjustment in the statements of net assets available for benefits to present these investments at contract value. Participant-directed redemptions at contract value ordinarily have no restrictions; nevertheless, certain events, such as premature termination of the contract by the Plan or termination of the Plan, can limit the Plan’s ability to transact at contract value with the Trust. In those events, the amounts withdrawn may be payable at fair value rather than contract value. However, based upon experience to date, the Plan Administrator does not believe that such events are probable of occurring. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions, which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay sale of contracts that the Trust seeks to sell.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

3.	FAIR VALUE MEASUREMENTS – (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair values as of December 31, 2010 and 2009.

		Fair Value Measurements Using
As of December 31, 2010	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Balanced funds	$26,223,395	$26,223,395	$—	$—
Bond fund	11,460,439	11,460,439	—	—
Stock funds	80,331,778	$80,331,778	—	—
Common collective trust	30,556,068	—	30,556,068	—
WPP Stock Fund	7,313,027	7,313,027	—	—

Total	$155,884,707	$125,328,639	$30,556,068	$—

		Fair Value Measurements Using
As of December 31, 2009	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Balanced funds	$19,747,558	$19,747,558	$—	$—
Bond fund	10,267,652	10,267,652	—	—
Stock funds	72,589,215	72,589,215	—	—
Common collective trust	30,755,576	—	30,755,576	—
WPP Stock Fund	5,887,342	5,887,342	—	—

Total	$139,247,343	$108,491,767	$30,755,576	$—

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	December 31, 2010		December 31, 2009
Description of Investment	Shares	$ Value	Shares	$ Value
The Boston Co. Small Cap Growth Fund	151,944.196	8,352,372	158,025.353	7,049,511
Davis NY Venture Fund Cl A	247,263.129	8,491,016	256,536.657	7,947,506
The Growth Fund of America	739,673.558	22,330,745	771,719.163	20,782,397
Capital World Growth and Income Fund	287,000.556	10,234,440	288,744.992	9,823,105
Artio International Equity Fund	*	*	283,332.776	8,001,318
Putnam Stable Value Fund	28,901,731.110	30,556,068	27,769,759.740	28,970,802
PIMCO Total Return Fund	1,056,261.636	11,460,439	950,708.508	10,267,652
Vanguard Institutional Index Fund	71,329.418	8,203,596	70,041.626	7,142,845

* This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2010.

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,953,893 as follows:

Investment Category
Mutual funds	$12,368,616
WPP Stock Fund	1,585,277

Net appreciation of investments	$13,953,893

5.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company in a letter dated May 4, 2004 that the Plan is in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2010 the Plan held 118,009 WPP plc ADSs in the WPP Stock Fund, valued at $7,313,027, and at December 31, 2009 the Plan held 121,014 WPP Group plc ADSs in the WPP Stock Fund valued at $5,887,342. This investment appreciated in value by $1,585,277 and $2,306,001 for the years ended December 31, 2010 and 2009, respectively.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties in interest.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

8.	RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities. Investment securities in general are exposed to various risks, such as interest rate risk, credit risk and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the IRS Form 5500 as of December 31, 2010.

Net assets available for benefits per financial statements	$157,189,557
Deemed loans	(184,474)

Net assets available for benefits per Form 5500	$157,005,083

* * * * * *

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Common Collective Trust:
	Putnam Stable Value Fund	Common Collective Trust	*	*	$30,556,068

	Mutual Funds:
	T. Rowe Price Retirement Income Fund	Mutual Fund	*	*	727,918
	T. Rowe Price Retirement 2005 Fund	Mutual Fund	*	*	1,029,229
	T. Rowe Price Retirement 2010 Fund	Mutual Fund	*	*	495,541
	T. Rowe Price Retirement 2015 Fund	Mutual Fund	*	*	2,347,199
	T. Rowe Price Retirement 2020 Fund	Mutual Fund	*	*	3,304,749
	T. Rowe Price Retirement 2025 Fund	Mutual Fund	*	*	3,275,073
	T. Rowe Price Retirement 2030 Fund	Mutual Fund	*	*	3,442,207
	T. Rowe Price Retirement 2035 Fund	Mutual Fund	*	*	3,966,119
	T. Rowe Price Retirement 2040 Fund	Mutual Fund	*	*	4,075,120
	T. Rowe Price Retirement 2045 Fund	Mutual Fund	*	*	2,198,146
	T. Rowe Price Retirement 2050 Fund	Mutual Fund	*	*	1,198,481
	T. Rowe Price Retirement 2055 Fund	Mutual Fund	*	*	163,613
	PIMCO Total Return Fund	Mutual Fund	*	*	11,460,439
	Davis NY Venture Fund Cl A	Mutual Fund	*	*	8,491,016
	JP Morgan Mid Cap Value Fund	Mutual Fund	*	*	5,781,156
	The Growth Fund of America	Mutual Fund	*	*	22,330,745
	The Boston Co. Small Cap Growth Fund	Mutual Fund	*	*	8,352,372
	Munder Mid Cap Core Growth Fund	Mutual Fund	*	*	4,661,407
	Capital World Growth and Income Fund	Mutual Fund	*	*	10,234,440
	Artio International Equity Fund	Mutual Fund	*	*	7,528,294
	Vanguard Institutional Index Fund	Mutual Fund	*	*	8,203,596
	Allianz NFJ Small Cap	Mutual Fund	*	*	4,670,949
	Fidelity Contra Fund	Mutual Fund	*	*	77,803

	Total mutual funds				118,015,612

	WPP Stock Fund:
*	WPP plc	American Depositary Shares	*	*	7,313,027

	Total Investments				155,884,707
	Notes receivable from participants	Interest rates from 4.25% - 9.25%			2,570,905

	Total Assets Held for Investment				$158,455,612

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included above

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OGILVY & MATHER PROFIT SHARING AND 401(k) PLAN

Date: June 29, 2011	By:	/s/ Gerri Stone
	Name:	Gerri Stone
	Title:	Senior Partner, Director of Benefits NA

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm